MAXIMUM
VENTURES INC.

Suite 605 - 889 West Pender Street, Vancouver, British Columbia V6C 3B2
**Telephone:** 604.669.3005 ~ **Facsimile:** 604.669.5886 ~ **Email:** IR@maximumventures.net

[redacted]

08002842

PROCESSED
JUN 02 2008
THOMSON REUTERS

SEC
Mail Processing
Section
MAY 27 2008
Washington, DC
105

May 20, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

**Attention: Office of International Corporate Finance**

Dear Sirs/ Mesdames:

SUPPL

**Re: MAXIMUM VENTURES INC. (the "Issuer")**
**Filing of documents under Rule 12g3-2(b),**
***Securities Act* of 1934**
**File No. 82-3923**

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since November 6, 2007:

A. Copy of Notice of Change of Address dated February 6, 2008 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated February 7, 2008 issued by the Registrar of Companies.

C. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting, Letter to Shareholders and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

D. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

dlw 5/28

- copy of audited financial statements for the year ended September 30, 2007
- copy of amended audited financial statements for the year ended September 30, 2007
- copy of MD&A pertaining to the year ended September 30, 2007
- copy of cover letter to Alberta and British Columbia Securities Commission.

E. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

F. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended December 31, 2007 with relevant MD&A.

G. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

H. Copies of news releases issued during the relevant period dated March 2, 2008 and March 14, 2008.

I. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated March 2, 2008 and March 14, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**MAXIMUM VENTURES INC.**

**PER:**

**GWEN WEGNER**
Corporate Secretary

Enclosures

**MAXIMUM**
VENTURES INC.

Suite 605 - 889 West Pender Street, Vancouver, British Columbia V6C 3B2
**Telephone**: 604.669.3005 ~ **Facsimile**: 604.669.5886 ~ **Email**: IR@maximumventures.net

---

SEC
Mail Processing
Section

MAY 27 2008

Washington, DC
105

COPY

May 20, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

**Attention: Office of International Corporate Finance**

ACKNO

Dear Sirs/ Mesdames:

**Re: MAXIMUM VENTURES INC. (the "Issuer")**
**Filing of documents under Rule 12g3-2(b),**
***Securities Act* of 1934**
**File No. 82-3923**

**BY:**________________

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since November 6, 2007:

A. Copy of Notice of Change of Address dated February 6, 2008 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated February 7, 2008 issued by the Registrar of Companies.

C. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting, Letter to Shareholders and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

D. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended September 30, 2007
- copy of amended audited financial statements for the year ended September 30, 2007
- copy of MD&A pertaining to the year ended September 30, 2007
- copy of cover letter to Alberta and British Columbia Securities Commission.

E. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

F. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended December 31, 2007 with relevant MD&A.

G. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

H. Copies of news releases issued during the relevant period dated March 2, 2008 and March 14, 2008.

I. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated March 2, 2008 and March 14, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**MAXIMUM VENTURES INC.**

**PER:** ______________________

**GWEN WEGNER**
Corporate Secretary

Enclosures

# 82-3923

Date and Time: February 6, 2008 11:53 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

**Ministry of Finance**
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Change of Address

*FORM 2*
*BUSINESS CORPORATIONS ACT*
*Sections 35 & 36*

| | |
|---|---|
| *Filed Date and Time:* | **February 6, 2008 11:53 AM Pacific Time** |
| *Effective Date and Time of Filing:* | **February 7, 2008 12:01 AM Pacific Time** |

**Incorporation Number:**
BC0294425

**Name of Company:**
MAXIMUM VENTURES INC.

## REGISTERED OFFICE INFORMATION

**Mailing Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

**Delivery Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

## RECORDS OFFICE INFORMATION

**Mailing Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

**Delivery Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

BRITISH COLUMBIA
The Best Place on Earth

**Ministry of Finance**
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

**CERTIFIED COPY**
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
February 6, 2008

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

*This Notice of Articles was issued by the Registrar on: February 7, 2008 12:01 AM Pacific Time*

*Incorporation Number:* **BC0294425**

*Recognition Date: Incorporated on June 24, 1985*

## NOTICE OF ARTICLES

**Name of Company:**

MAXIMUM VENTURES INC.

## REGISTERED OFFICE INFORMATION

**Mailing Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

**Delivery Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

## RECORDS OFFICE INFORMATION

**Mailing Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

**Delivery Address:**
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

## DIRECTOR INFORMATION

**ast Name, First Name, Middle Name:**
BROOKS, DOUGLAS B.

**Mailing Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

**Delivery Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

---

**Last Name, First Name, Middle Name:**
Knight, Georgia V

**Mailing Address:**
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

**Delivery Address:**
SUITE 1308 151 WEST 2ND STREET
NORTH VANCOUVER BC V7M 3P1
CANADA

---

**Last Name, First Name, Middle Name:**
ROLAND, RAYMOND W.

**Mailing Address:**
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

**Delivery Address:**
SUITE 305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

---

**ast Name, First Name, Middle Name:**
SHAW, KIRK

**Mailing Address:**
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

**Delivery Address:**
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | COMMON VOTING Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |

#82-3923

MAXIMUM VENTURES INC.

Suite 605 - 889 West Pender Street, Vancouver, British Columbia V6C 3B2
**Telephone**: 604.669.3005 ~ **Facsimile**: 604.669.5886 ~ **Email**: IR@maximumventures.net

**NOTICE OF MEETING AND RECORD DATE**

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Maximum Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

| | | | |
|---|---|---|---|
| 1 | CUSIP Number | : | 577925 20 9 |
| 2 | Meeting Type | : | Annual and Special General |
| 3 | Meeting Location | : | Vancouver |
| 4 | Meeting Date | : | May 30, 2008 |
| 5 | Record Date for Notice | : | April 25, 2008 |
| 6 | Record Date for Voting | : | April 25, 2008 |
| 7 | Beneficial Ownership Determination Date | : | April 25, 2008 |
| 8 | Class of Securities Entitled to Receive Notice and Vote | : | Common |

DATED AT VANCOUVER, BRITISH COLUMBIA, the 11th day of March, 2008.

Sincerely,

**MAXIMUM VENTURES INC.**

**PER:** *"Douglas B. Brooks"*

**DOUGLAS B. BROOKS**
President

#82-3923

# MAXIMUM
## VENTURES INC.

ANNUAL GENERAL MEETING

MAY 30, 2008

MAXIMUM VENTURES INC.

Suite 605 - 889 West Pender Street, Vancouver, British Columbia V6C 3B2
**Telephone:** 604.669.3005 ~ **Facsimile:** 604.669.5886 ~ **Email:** IR@maximumventures.net

May 2, 2008

Dear Shareholder:

On March 2, 2008, Maximum announced an update on its claims against Western Prospector Group Ltd., Kenneth de Graaf et al. That news release stated:

"On February 18, 2008, the Court of Appeal denied the Company's application for leave to appeal the February 4, 2008 decision of the Supreme Court of British Columbia in which Maximum's application to make certain amendments to its Statement of Claim in its lawsuit against Western Prospector Group Ltd. ("Western") and Kenneth de Graaf and other defendants ("de Graaf Defendants") was denied. The amendments were sought in part to incorporate matters arising from pre trial proceedings. The trial had been rescheduled to March 25, 2008.

Western and the de Graaf Defendants submitted, among other things, to the Supreme Court, and the Supreme Court accepted, that if Maximum wished to pursue the proposed amendments, it should discontinue its current lawsuit and commence a new lawsuit.

As a result of this development, the Board of Maximum decided that, notwithstanding the delay and costs involved, it was in the best interests of its shareholders to consider starting new legal proceedings in order to ensure that the Court will be able to properly and fully adjucate on all the issues related to Maximum's claims for title to certain properties in Mongolia, and damages from Defendants. Accordingly, Western and the de Graaf Defendants were advised that Maximum will be discontinuing the current lawsuit and that it intends to commence new proceedings against them to add the matters raised in the amendments.

Maximum is in active discussions with its legal advisers on the drafting of these new claims against Western Prospector, the de Graaf Defendants and others. Maximum intends to make a further announcement when a final decision is made on new legal proceedings.

Maximum also announces it had agreed to a financing of up to $3,000,000 by private placement comprised of 13,636,364 units in the share capital of Maximum at a price of $0.22 per unit, each unit consisting of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share in the capital of the Company at a price of $0.28 per share. A finder's fee in cash and shares will be payable on the private placement. Funds raised will be used for mineral exploration, litigation purposes and general corporate

matters. The private placement financing and the finder's fee are subject to acceptance for filing by the TSX Venture Exchange and customary conditions."

Maximum has now discontinued the lawsuit. It has not commenced a new lawsuit. Maximum is monitoring developments in Mongolia where proposed legislative changes may impact the Saddle Hills uranium deposit by increasing ownership entitlement to the Mongolia Government. Maximum will issue further news releases as matters develop.

Anchorage Capital Master Offshore Ltd., a major shareholder of Western, has sued Maximum in the Supreme Court of British Columbia seeking general and punitive damages for allegations of Maximum's failure to disclose under the securities legislation and breaches of the Competition Act in connection with Anchorage's investment into Western. Maximum is defending this lawsuit.

Maximum is also preparing for a work program on its Stump Lake Property in British Columbia, Canada.

Yours truly,

MAXIMUM VENTURES INC.

PER: *"Douglas B. Brooks"*

**DOUGLAS B. BROOKS**
President

# MAXIMUM VENTURES INC.

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Shareholders of **MAXIMUM VENTURES INC.** (hereinafter called the "Company") will be held at the offices of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia on May 30, 2008 at the hour of 3:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended September 30, 2007 and the report of the auditor thereon;

(b) To re-appoint Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

**DATED** at the City of Vancouver, in the Province of British Columbia, as of the 25th day of April, 2008.

**BY ORDER OF THE BOARD OF DIRECTORS**

*"Douglas B. Brooks"*

DOUGLAS B. BROOKS, President

# MAXIMUM VENTURES INC.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Canada
Telephone: (604) 669-3005

## INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 25, 2008 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 30, 2008.

This Information Circular is furnished in connection with the solicitation of proxies by management of MAXIMUM VENTURES INC. (the "Company") for use at the Annual General Meeting of shareholders to be held on May 30, 2008 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

### APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 605 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

### NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-

registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge. Broadridge typically creates its own proxy forms in a "voting instruction form" format, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to submit their voting instructions to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy form cannot use that form to vote common shares directly at the Meeting – voting instructions must be provided to Broadridge well in advance of the Meeting in order to have the common shares voted. Voting instructions may be submitted to Broadridge by mail, on the internet or by telephone, as specified on the voting instruction form.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

## VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

## VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 25, 2008 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 32,630,779 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

| Name | No. of Voting Securities | Percentage |
|---|---|---|
| CDS & Co[1] | 11,937,909 | 36.58% |

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

## ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business*

*Corporations Act* or unless he or she becomes disqualified to act as a director.

| NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY | PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS | PERIOD SERVED AS DIRECTOR | APPROXIMATE NUMBER OF VOTING SECURITIES[1] |
|---|---|---|---|
| **Douglas B. Brooks**<br>BC, Canada<br><br>*President, CEO, CFO & Director* | Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Power Corp. from 1998 to 2007;<br><br>Also a Director of Ballad Gold & Silver Ltd., Boss Power Corp., Pierre EnTerprises Ltd., Ultra Uranium Corp. and Whistler Gold Corp. | June 17, 1999 to date | 1,154,545 |
| **Georgia V. Knight**<br>BC, Canada<br><br>*Director* | Executive Administrator with Vega Gold Ltd. from November 1998 to October 2001; Businesswoman and securities administrative consultant since 1994;<br><br>Also a Director of International Alliance Resources Inc., Pierre EnTerprises Ltd. and Vega Gold Ltd. | June 29, 2005 to date | 166,666 |
| **Raymond Roland**<br>BC, Canada<br><br>*Director* | Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada<br><br>Also a director of Ballad Gold & Silver Ltd., Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc., Pacific Topaz Resources Ltd. and Ultra Uranium Corp. | April 7, 2006 to date | 3,126,104 |
| **Kirk Shaw**<br>BC, Canada<br><br>*Director* | Television and film producer<br><br>Also a director of Ultra Uranium Corp. | September 21, 2007 to date | 62,500 |

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Georgia V. Knight and Raymond Roland are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Douglas B. Brooks who was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders were been rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre EnTerprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular. Raymond Roland was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001.

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

### Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at September 30, 2007, the Chief Financial Officer as at September 30, 2007 and each of the Company's other three most highly compensated officers as at September 30, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs")

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| NEO Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Other Annual Compensation ($) (e) | Securities Under Options/ SARs Granted (#) (f) | Shares or Units Subject to Resale Restrictions ($) (g) | LTIP Payouts ($) (h) | All Other Compensation ($) (i) |
| **Douglas B. Brooks** President, CEO and CFO | 2007<br>2006<br>2005 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>1,271,773<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | $60,000[1]<br>$25,000[1]<br>$25,000[1] |

Note[1] Consulting fees paid or accrued to Douglas B. Brooks.

**Long-term Incentive Plans**

The Company does not have a long-term incentive plan for its directors or officers.

**Options and Stock Appreciation Rights ("SARs")**

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| NEO Name<br>(a) | Securities Acquired on Exercise (#)<br>(b) | Aggregate Value Realized ($)<br>(c) | Unexercised Options/SARs at FY-End (#)<br>Exercisable/ Unexercisable<br>(d) | Value of Unexercised in the Money Options/SARs at FY-End ($)<br>Exercisable/ Unexercisable<br>(e) |
|---|---|---|---|---|
| Douglas B. Brooks | Nil | N/A | 1,271,773[1] Exercisable | $76,306.38 Exercisable |

Note[1] Subsequent to the financial year ended September 30, 2007, these options exercisable at $0.50 per share expired without exercise.

**Termination of Employment or Change of Control**

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2007 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

**Compensation of Directors**

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended September 30, 2007 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following Options and SARs were granted to non-executive directors during the most recently completed financial year.

**OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name<br>(a) | Securities Under Options/ SARs Granted (#)<br>(b) | % of Total Options/ SARs Granted to Employees in Financial Year<br>(c) | Exercise or Base Price ($/Security)<br>(d) | Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)<br>(e) | Expiration Date<br>(f) |
|---|---|---|---|---|---|
| Non-executive directors as a group | 405,056 | 81.1% | $0.80 | $0.81 | May 16, 2009 |

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

**AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES**

| Name<br>(a) | Securities Acquired on Exercise (#)<br>(b) | Aggregate Value Realized ($)<br>(c) | Unexercised Options/SARs at FY-End (#)<br>Exercisable/ Unexercisable<br>(d) | Value of Unexercised in the Money Options/SARs at FY-End ($)<br>Exercisable/ Unexercisable<br>(e) |
|---|---|---|---|---|
| Non-executive directors as a group | Nil | N/A | 1,337,629[1]<br>Exercisable | Nil<br>Exercisable |

Note[1] Subsequent to the financial year ended September 30, 2007, 931,773 options exercisable at $0.50 per share expired without exercise.

**EQUITY COMPENSATION PLANS**

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights<br>(a) | Weighted-average exercise price of outstanding options, warrants and rights<br>(b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))<br>(c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 3,049,402 | $0.55 | 213,675 |
| Equity compensation plans not approved by securityholders | N/A | N/A | N/A |
| Total | 3,049,402 | $0.55 | 213,675 |

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2007 or the current financial year.

## MANAGEMENT CONTRACTS

Until December 31, 2007, the Company was a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 501 – 905 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended September 30, 2007, $30,000 was paid or accrued to XyQuest pursuant to the terms of this agreement. Since the beginning of the current financial year, $7,500 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company owned by A.J. Beruschi. XyQuest was formerly owned by Raymond Roland, a director of the Company.

Commencing January 1, 2008, management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company or its subsidiary.

## CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

### Independence of Members of Board

The Company's Board consists of four directors, of whom Georgia V. Knight and Kirk Shaw are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Douglas B. Brooks is not independent as he is the President and CEO of the Company. Raymond Roland is not independent as he receives compensation for providing management services to the Company.

### Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management.

### Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

### Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

**Ethical Business Conduct**

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

**Nomination of Directors**

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

**Compensation of Directors and the CEO**

The independent directors are Georgia V. Knight and Kirk Shaw. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

**Board Committees**

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

**Assessments**

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

**AUDIT COMMITTEE**

**Audit Committee Charter**

*Mandate*

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal

control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

*Composition*

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

*Meetings*

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

*Responsibilities and Duties*

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

- (a) Review and update this Charter annually.
- (b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

- (a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
- (b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
- (c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
- (d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
- (e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
- (f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
- (g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
- (h) Review with management and the external auditors the audit plan for the year-end financial statements and intended

template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
   (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
   (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
   (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

**Composition of the Audit Committee**

The following are the members of the Committee:

| | | |
|---|---|---|
| Douglas B. Brooks | Not independent* | Financially literate* |
| Georgia V. Knight | Independent* | Financially literate* |
| Raymond Roland | Not independent* | Financially literate* |

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

**Audit Committee Oversight**

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

**Reliance on Certain Exemptions**

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

**Pre-approval Policies and Procedures**

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

**External Auditor Service Fees (By Category)**

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

| Financial Year Ending | Audit Fees[1] | Audit Related Fees | Tax Fees | All Other Fees |
|---|---|---|---|---|
| 2007 | $18,170 | - | - | - |
| 2006 | $11,100 | - | - | - |

Note [1] Year-end audit fees

**Exemption**

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

**APPOINTMENT OF AUDITOR**

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Minni, Clark & Company, Certified General Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Minni, Clark & Company is the successor firm of J.A. Minni & Associates Inc. who were first appointed auditors of the Company on March 6, 2003.

**INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS**

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

**Matters to be acted upon**

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

**Material transactions since October 1, 2006**

**Private Placement**

Pursuant to a private placement agreement dated June 1, 2007, Trademark Entertainment Inc. ("Trademark") purchased 62,500 units of the Company's securities at $0.80 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the placee to purchase one additional common share of the Company for $1.25 for one year. Trademark is a private British Columbia company wholly-owned by Kirk Shaw. Mr. Shaw was not a director at the time of entering into the private placement agreement and has since then been appointed to the Board of Directors of the Company. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The units issued to Trademark were restricted from trading until October 14, 2007.

**Other informed party transactions**

During the fiscal year ended September 30, 2007, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Consulting fees totaling $60,000 were paid or accrued to Douglas Brooks, President, CEO and a director of the Company.

**PARTICULARS OF OTHER MATTERS TO BE ACTED UPON**

**Stock Option Plan and Incentive Stock Options**

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At a previous Annual General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2008 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2008 Plan.

The 2008 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2008 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2008 Plan. The 2008 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2008 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2008 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2008 Plan. A summary of some of the additional provisions of the 2008 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2008 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2008 Plan is in the Company's best interests and recommend that the shareholders approve the 2008 Plan.

**ADDITIONAL INFORMATION**

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2007. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 25th day of April, 2008.

**BY ORDER OF THE BOARD OF DIRECTORS**

**MAXIMUM VENTURES INC.**

*"Douglas B. Brooks"*

DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

#82-3923

# MAXIMUM VENTURES INC.

(the "Company")

## REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

---

**COMPLETE AND RETURN THIS FORM TO:**

**MAXIMUM VENTURES INC.**
605 - 889 West Pender Street
Vancouver, British Columbia, CANADA
V6C 3B2
(CUSIP No. 577925 20 9)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2008

______________________________
Signature

**Please indicate your Preferred Method of Communication (check accordingly):**

E-Mail: ☐ Mail: ☐

______________________________
Name – *Please Print*

______________________________
Address

______________________________
City/Prov/State Postal Code

______________________________
Fax Number

______________________________
E-Mail Address

# 82-3923

# Proxy

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF**

## MAXIMUM VENTURES INC. (the "Company")

**TO BE HELD AT 605 - 889 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B2 ON FRIDAY, MAY 30, 2008 AT 3:00 P.M. (PACIFIC TIME)**

**The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints** Douglas B. Brooks, a Director of the Company, or failing this person, Georgia V. Knight, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

**Resolutions** (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | | For | Against | Withhold |
|---|---|---|---|---|
| 1. | The re-appointment of Minni, Clark & Company, Certified General Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors. | | N/A | |
| 2. | (a) To elect as Director, DOUGLAS B. BROOKS | | N/A | |
| | (b) To elect as Director, GEORGIA V. KNIGHT | | N/A | |
| | (c) To elect as Director, RAYMOND ROLAND | | N/A | |
| | (d) To elect as Director, KIRK SHAW | | N/A | |
| 3. | To approve the proposed stock option plan for implementation by the Company. | | | N/A |

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________

**Please Print Name:** ______________________

**Date:** ______________________

**Number of Shares Represented by Proxy:** ______________________

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE***

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   ***(a) appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   **OR**

   ***(b) appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

***MAXIMUM VENTURES INC.***
***605 - 889 West Pender Street***
***Vancouver, BC V6C 3B2***
***Fax: (604) 669-5886***

#82-3923

amended

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007 AND 2006

# MINNI, CLARK & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

SUITE 200 – 551 HOWE STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2C2

Jerry A. Minni, C.G.A. *
Bryce A. Clark, C.G.A. *

* *Incorporated Professional*

TELEPHONE: (604)683-0343
FAX: (604)683-4499


## AUDITORS' REPORT

**To the Shareholders,**
**Maximum Ventures Inc.**

We have audited the balance sheets of **MAXIMUM VENTURES INC.** as at **September 30, 2007 and 2006** and the statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2007 and 2006** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"Minni, Clark & Co."*
**CERTIFIED GENERAL ACCOUNTANTS**

**Vancouver, Canada**
**January 28, 2008**

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND 2006

ASSETS

| | 2007 | 2006 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 939,090 | $ 20,002 |
| GST receivable | 132,446 | 31,142 |
| Other receivable | 12,998 | - |
| Advances and prepaid expenses | - | 2,000 |
| Refundable deposit | 1,000 | 1,000 |
| | 1,085,534 | 54,144 |
| EQUIPMENT (Note 3) | 15,197 | 20,098 |
| MINERAL PROPERTIES (Note 4) | 446,102 | 396,102 |
| | $ 1,546,833 | $ 470,344 |

LIABILITIES

| | 2007 | 2006 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable and accrued liabilities | $ 374,994 | $ 234,339 |
| Interests accrued | 2,063 | 2,063 |
| Loans payable | 107 | 107 |
| Due to related parties | 1,775 | 1,775 |
| | 378,939 | 238,284 |

SHAREHOLDERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| SHARE CAPITAL (Note 5) | 8,468,274 | 5,825,469 |
| SHARE SUBSCRIPTIONS | - | 57,500 |
| CONTRIBUTED SURPLUS (Note 5) | 1,110,308 | 883,238 |
| DEFICIT | (8,410,688) | (6,534,147) |
| | 1,167,894 | 232,060 |
| | $ 1,546,833 | $ 470,344 |

Nature of operations and going concern – Note 1
Commitments – Notes 4

APPROVED BY THE DIRECTORS:

*"Douglas B. Brooks"*

*"Georgia V. Knight"*

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| EXPENSES | | |
| Amortization | $ 4,901 | $ 6,505 |
| Bank charges and interest | 32,766 | 6,220 |
| Consulting fees | 160,633 | 117,150 |
| Management fees | 30,000 | 30,000 |
| Office and miscellaneous | 16,809 | 9,902 |
| Professional fees | 1,294,085 | 137,356 |
| Public and shareholder relations | 48,051 | 14,371 |
| Rent | 36,900 | 36,000 |
| Stock-based compensation | 227,070 | 282,588 |
| Transfer agent and filing fees | 14,803 | 14,700 |
| Travel and promotion | 26,132 | 2,979 |
| Expense recovery | (12,462) | - |
| LOSS BEFORE OTHER ITEM | 1,879,688 | 657,771 |
| OTHER ITEMS: | | |
| Interest income | (3,147) | - |
| Loss on write off of uncollectible advance | - | 123,344 |
| | (3,147) | 123,344 |
| NET LOSS FOR THE YEAR | (1,876,541) | (781,115) |
| DEFICIT, BEGINNING OF YEAR | (6,534,147) | (5,753,032) |
| DEFICIT, END OF YEAR | $(8,410,688) | $(6,534,147) |
| Basic and fully diluted loss per share | $ (0.06) | $ (0.03) |
| Weighted average number of shares | 29,723,994 | 26,152,443 |

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net loss for the year | $(1,876,541) | $ (781,115) |
| Items not involving cash: | | |
| Amortization | 4,901 | 6,505 |
| Stock-based compensation | 227,070 | 282,588 |
| Loss on write off of uncollectible advance | - | 123,344 |
| | (1,644,570) | (368,678) |
| Changes in non-cash working capital items: | | |
| GST receivable | (101,304) | (26,145) |
| Other receivable | (12,998) | - |
| Due to related parties | - | (24,050) |
| Advances and prepaid expenses | 2,000 | (14,726) |
| Accounts payable and accrued liabilities | 140,655 | 28,080 |
| | (1,616,217) | (405,519) |
| INVESTING ACTIVITIES | | |
| Property option payment | (50,000) | (50,000) |
| FINANCING ACTIVITIES | | |
| Issuance of shares, net of share issue costs | 2,642,805 | 431,858 |
| Share subscriptions received | (57,500) | 57,500 |
| Loans payable | - | (15,967) |
| | 2,585,305 | 473,391 |
| INCREASE (DECREASE) IN CASH | 919,088 | 17,872 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 20,002 | 2,130 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 939,090 | $ 20,002 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for: | | |
| Interest | $ 32,564 | $ - |
| Income taxes | $ - | $ - |

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS (See Note 7)

The Company, classified as a mining exploration and development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At September 30, 2007, the Company had working capital of $706,595 (2006 – deficiency of $184,140) and an accumulated deficit of $8,410,688 since incorporation. Its ability to continue as a going concern is dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded assets amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Equipment and Depreciation

Equipment is recorded at cost. The Company provides for depreciation using the declining balance method at the following annual rates:

| | | |
|---|---|---|
| Automobile | - | 24% |
| Computer equipment | - | 30% |
| Office equipment | - | 20% |

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b) Mineral Properties and Deferred Exploration Expenditures

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

c) Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

e) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in thee assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

f) Financial Instruments

Effective November 1, 2006, the Company adopted CICA Section 3855, *Financial Instruments – Recognition and Measurement.* The section establishes standards for determining when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and weather it will be measured using a cost-based or fair value method. The adoption of this new accounting policy had no significant effect on these financial statements.

The carrying value of cash and cash equivalents, GST receivable, advances, prepaid expenses, refundable deposit, accounts payable and accrued liabilities, interest accrued, loans payable and amounts due to related parties approximate fair value because of the short maturity of these items.

g) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognised for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis for assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

h) Comprehensive Income

Effective October 1, 2006, the Company adopted CICA Section 1530, *Comprehensive Income.* This section requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available for sale securities, gains and losses on certain derivative instruments and foreign gains and losses from self sustaining foreign operations. The adoption of this new accounting policy had no significant effect on these financial statements. During the current period the Company did not have any other comprehensive income components.

3. EQUIPMENT

| | 2007 | | | 2006 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Unamort. Cost | Unamort. Cost |
| Automobile | $ 25,000 | $ 12,293 | $ 12,707 | $ 16,720 |
| Computer | 4,909 | 3,418 | 1,491 | 2,131 |
| Office equipment | 2,052 | 1,053 | 999 | 1,247 |
| | $ 31,961 | $ 16,764 | $ 15,197 | $ 20,098 |

4. MINERAL PROPERTIES

| | 2007 | 2006 |
|---|---|---|
| Property costs | | |
| Stump Lake Property | $ 370,000 | $ 320,000 |
| Mongolia Properties | 1 | 1 |
| | 370,001 | 320,001 |
| Deferred exploration costs | | |
| Stump Lake Property | 76,100 | 76,100 |
| Mongolia Properties | 1 | 1 |
| | 76,101 | 76,101 |
| | $ 446,102 | $ 396,102 |

a) Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has paid $350,000 in cash, issued 200,000 common shares at a deemed price of $0.10 per share and is required to incur exploration expenditures as follows:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2008) | $ 200,000 |
| On or before November 30, 2006 (year extended to 2008) | 300,000 |
| | $ 500,000 |

As at September 30, 2007 the total amount of $76,100 had been incurred.

4. MINERAL PROPERTIES - continued

b) Mongolia Properties (See Note 7)

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice)<br>500,000 common shares (issued) | US$100,000 (payment extended until further notice)<br>1,000,000 common shares (issued) |
| On or before May 1, 2005 to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007 to make property maintenance payments at | US$25,000 per year | US$45,000 per year |
| to make cash payments to November 1, 2007 | US$300,000 | US$480,000 |
| To fund exploration staged over four years to November 1, 2007 | US$1,750,000 | US$2,250,000 |
| On or before November 1, 2007 to issue a further | 1,500,000 common shares | 2,000,000 common shares |

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

4. MINERAL PROPERTIES - continued

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. (See Note 7)

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

5. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value.

b) Issued and Fully Paid

| | Number of Shares | Amount | Contributed Surplus |
|---|---|---|---|
| Balance, September 30, 2005 | 25,435,465 | $ 5,393,611 | $ 600,650 |
| Shares cancelled (escrow) | (107,142) | - | - |
| Warrants exercised at $0.25 | 168,431 | 42,108 | - |
| Shares issued at $0.25 | 1,616,000 | 404,000 | - |
| Share issue costs | - | (14,250) | - |
| Stock based compensation | - | - | 282,588 |
| Balance, September 30, 2006 | 27,112,754 | 5,825,469 | 883,238 |
| Warrants exercised at $0.25 | 1,596,275 | 399,069 | - |
| Warrants exercised at $0.50 | 468,000 | 234,000 | - |
| Warrants exercised at $0.75 | 135,000 | 101,250 | - |
| Shares issued at $0.50 | 2,150,000 | 1,075,000 | - |
| Shares issued at $0.80 | 1,168,750 | 935,000 | - |
| Shares issue costs | - | (101,514) | - |
| Stock based compensation | - | - | 227,070 |
| Balance, September 30, 2007 | 32,630,799 | $ 8,468,274 | $ 1,110,308 |

5. SHARE CAPITAL - continued

c) Shares Held in Escrow

During the year ended September 30, 2006 107,142 escrow shares were returned to the Company's treasury and cancelled.

d) Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2007 and 2006 and changes during the years ending on those dates is presented below:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 2,543,546 | $ 0.50 | 1,445,000 | $ 0.65 |
| Granted | 555,856 | 0.80 | 2,543,546 | 0.50 |
| Expired/cancelled | (50,000) | - | (1,445,000) | 0.65 |
| Options outstanding and exercisable at end of year | 3,049,402 | $ 0.55 | 2,543,546 | $ 0.50 |

At September 30, 2007 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

| Number of stock options | Exercise Price | Expiry Date |
|---|---|---|
| 2,493,546 | $ 0.50 | March 3, 2008 |
| 555,856 | $ 0.80 | May 16, 2009 |

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

| | 2007 | 2006 |
|---|---|---|
| Risk free interest rate | 4.64% | 3.95% |
| Expected option life in years | 2 years | 2 years |
| Expected stock price volatility | 121.5% | 92.3% |
| Expected dividend yield | Nil | Nil |

5. SHARE CAPITAL - continued

During the year ended September 30, 2007, compensation costs of $227,069 (2006 - $282,588) were recorded in the statements of loss and deficit for options granted to employees, directors and consultants of the Company.

e) Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Shares | | Weighted Average Exercise Price | Number of Shares | | Weighted Average Exercise Price |
| Outstanding, beginning of year | 3,501,491 | $ | 0.39 | 5,285,294 | $ | 0.28 |
| Issued | 2,150,000 | $ | 0.50 | 1,616,000 | $ | 0.50 |
| Issued | 1,168,750 | $ | 1.25 | - | $ | - |
| Exercised/expired | (1,635,491) | $ | 0.25 | - | $ | - |
| Expired | (250,000) | $ | 0.75 | (168,431) | $ | 0.50 |
| Exercised/expired | (1,616,000) | $ | 0.50 | (3,231,372) | $ | 0.28 |
| Outstanding, end of year | 3,318,750 | $ | 0.93 | 3,501,491 | $ | 0.39 |

As at September 30, 2007, the following warrants were outstanding:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,150,000 | $0.75 | January 19, 2008 |
| 1,000,000 | $0.75 | February 22, 2008 |
| 1,168,750 | $1.25 | June 28, 2008 |
| 3,318,750 | | |

Each warrant entitles the holder to acquire one common share for each warrant held.

See Note 9.

6. RELATED PARTY TRANSACTIONS

During the years ended September 30, 2007 and 2006 the Company incurred the following costs charged by a director of the Company and a company controlled by a director of the Company:

| | 2007 | 2006 |
|---|---|---|
| Consulting | $ 60,000 | $ 25,000 |

At September 30, 2007, the accounts payable includes $1,500 (2006 - $600) to a director of the Company.

7. CONTINGENT ASSET AND LIABILITY

The Company has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its interest in certain Mongolian mineral interests under securities legislation and breaches of the Competition Act.

Anchorage claims under these allegations against Maximum are in the amount of $4,683,012 for general damages and $4,500,000 for punitive damages, together with costs and interest in connection with these claims.

Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and legal basis, and will defend Anchorage's claim. A Statement of Defence has been filed.

8. FUTURE INCOME TAX

The Company has non-capital tax loss carry forwards of approximately $3,924,187 (2006 - $2,186,642) in Canada that are available to reduce taxable income of future periods. These tax loss carry forwards expire between 2008 and 2027.

The significant components of the Company's future income tax assets are as follows:

| | 2007 | 2006 |
|---|---|---|
| Future income tax assets | | |
| Non-capital losses carried forward | $ 1,334,223 | $ 765,325 |
| Book and tax base differences on assets | 551,432 | 563,120 |
| Less | | |
| Valuation allowance | (1,885,655) | (1,328,445) |
| Net future income tax assets | $ - | $ - |

Due to the uncertainty surrounding the realization of future income tax assets, the Company has recognized a 100% valuation allowance against its future income tax assets.

9. SUBSEQUENT EVENTS

Subsequent to September 30, 2007 warrants to acquire 1,150,000 shares at $0.75 per share expired.

#82-3923

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
## SEPTEMBER 30, 2007

**BACKGROUND**

The following discussion and analysis, prepared as of January 31, 2008, should be read together with the audited financial statements for the year ended September 30, 2007 and 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the year ended September 30, 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, January 31, 2008.
Additional information related to the Company is available for view on SEDAR at www.sedar.com.

**OVERVIEW**

Maximum Ventures Inc. ("Maximum") is a mineral exploration company. Maximum's shares are listed and called for trading on the NEX board of the TSX Venture Exchange under the trading symbol "MVI.H". Maximum's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

Maximum is the plaintiff in a lawsuit against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf were Maximum is claiming an interest in certain Mongolian resource property interests.

**MINERAL PROPERTIES**

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

| | Balance, September 30, 2006 | Incurred (Written-down) during the period | **Balance, September 30, 2007** |
|---|---|---|---|
| **Property costs:** | | | |
| Stump Lake Property | $ 320,000 | $ 50,000 | $ **370,000** |
| Mongolia Properties | 1 | - | **1** |
| | 320,001 | 50,000 | **370,001** |
| **Deferred Exploration Expenditures:** | | | |
| Stump Lake Property | 76,100 | - | **76,100** |
| Mongolia Properties | 1 | - | **1** |
| | 76,101 | - | **76,101** |
| | $ 396,102 | $ 50,000 | $ **446,102** |

***Stump Lake Property, Canada***

**Acquisition**

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2008) | $ 200,000 |
| On or before November 30, 2006 (year extended to 2008) | 300,000 |
| | $ 500,000 |

As at September 30, 2007, the Company has incurred exploration expenditures of $76,100 as follows:

| | 2007 |
|---|---|
| Assay | $ 3,120 |
| Concession fees | 1,514 |
| Geological consulting | 69,634 |
| Travel | 1,832 |
| | $ 76,100 |

Cash payments:

| | |
|---|---|
| Within seven days of acceptance by TSX Venture Exchange ("TSX") | $ 150,000 (paid) |
| On or before November 1, 2002 | 25,000 (paid) |
| On or before November 30, 2003 | 75,000 (paid) |
| On or before April 1, 2006 | 50,000 (paid) |
| On or before November 30, 2006 | 50,000 (paid) |
| | $ 350,000 |

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

**MINERAL PROPERTIES – *CONT'D***

*Stump Lake Property, Canada – Cont'd*

EXPENDITURES

Exploration expenditure for the year ended September 30, 2007, totalled $Nil. Expenditure during the comparable period ending September 30, 2006, was $Nil.

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

**COURT ACTION - MONGOLIAN MINERAL INTERESTS**

During fiscal 2006, the Company ( or Maximum) commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

The legal action was announced in Maximum's news release of March 2, 2006. In a new release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for all or a portion of the Saddle Hills Uranium deposit.

**MINERAL PROPERTIES – *CONT'D***

**COURT ACTION - MONGOLIAN MINERAL INTERESTS – CONT'D**

Maximum's statement of claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

**MINERAL PROPERTIES – *CONT'D***

**COURT ACTION - MONGOLIAN MINERAL INTERESTS – CONT'D**

In or about March, 2004, Brant wrongfully, under Mr. de Graafs direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graafs responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graaf was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

**MINERAL PROPERTIES – *CONT'D***

**COURT ACTION - MONGOLIAN MINERAL INTERESTS – CONT'D**

On May 9, 2007, the Company announced that litigant Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospctor Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss the Company's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of the Company's interest in the Saddle Hills properties and that the Company delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, chief executive officer of Western Prospector Group Ltd., and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

On June 26, 2007, agreement between all parties to the action commenced by the Company has resulted in the establishment of a new trial date of February 25, 2008.

***Edren and Ulaan Properties, Mongolia***

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to make total property maintenance payments of US$280,000 and to incur exploration expenditures totalling US$4,000,000 as follows:

***Edren and Ulaan Properties, Mongolia***

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice)<br>500,000 common shares (issued) | US$100,000 (payment extended until further notice)<br>1,000,000 common shares (issued) |
| On or before May 1, 2005, to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007, to make property maintenance Payments at | US $25,000 per year | US $ 45,000 per year |
| To make cash payments to November 1, 2007, totalling | US$300,000 | US$480,000 |
| To fund exploration staged over four years to November 1, 2007, totalling | US$1,750,000 | US$2,250,000 |

**MINERAL PROPERTIES** – *CONT'D*

Edren and Ulaan Properties, Mongolia – *Cont'd*

| | Edren Properties | Ulaan Properties |
|---|---|---|
| On or before November 1, 2007, to issue further | 1,500,000 common shares | 2,000,000 common shares |

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights. See "Court Action – Mongolian Mineral Interests".

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company had incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties. The dispute over the Ulaan and Edren properties and option agreement is included in the Company's Court Action against Mr. de Graaf et al.

RECENT DEVELOPMENT

MONGOLIA LICENCE UPDATE

On Friday, August 17, 2007, Maximum's. litigant Western Prospector Group Ltd. announced that it had received notice from the Mineral and Petroleum Resources Authority of Mongolia (MPRAM) that exploration licence No. 7685X covering a portion of the Gurvanbulag uranium deposit had been cancelled. In further news released on Monday, August 21, 2007, Western Prospector announced licence

**MINERAL PROPERTIES – *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

MONGOLIA LICENCE UPDATE - Cont'd

No. 7685X had been revoked and that it had received confirmation that Adams Mining LLC had received a similar notice that exploration licence No. 3367X, also part of Saddle Hills, had been revoked. These followed a news release from Khan Resources Inc. on Friday, August 17, 2007, that it had received notice that its licence No. 9282X had been deemed invalid.

In its August 21, 2007, news release Western Prospector stated that, "The company's legal counsel in Mongolia has assessed the implication of the notices of revocation, and advises that the notices received make the licences subject to invalidation, and do not automatically revoke the licences."

In news a news release dated August 23, 2007, Khan issued a statement that Khan had been "...advised by MRPAM that Khan's special exploration licence 9282X has not been rendered invalid, but rather is subject to review by MRPAM and may be declared invalid."

On September 10, 2007, the Mongolian government clarified the effect of its recent notices to holders of exploration licences. The clarification indicates licence holders are obliged to move on to develop deposits. The chairman of the Mineral Resources and Petroleum Authority of Mongolia (MRPAM) issued a statement noting that licence holders "... have absolutely no risk to loose their rights, if they fulfill the legal requirements."

Mongolian mineral laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with state budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian mineral laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. It expects the Mongolian government will in any event only take lawful actions, and will respect the sanctity of contract and its mineral tenure system, and the rule of law.

Maximum is suing for all or a portion ownership of the Saddle Hills uranium deposit in a lawsuit in the Supreme Court of British Columbia where Maximum is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia, including licences comprising Saddle Hills, are held in trust for Maximum. Maximum is also seeking damages and equitable compensation from the defendants in the lawsuit. Maximum's lawsuit was filed in March, 2006. The lawsuit continues with trial set for February, 2008.

## CONTINGENT LIABILITY

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against the Company in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under the allegations of Maximum's failure to disclose under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against the Company are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims.

The Company considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

## SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the years ended September 30, 2007, 2006, 2005, and 2004.

| | Year ended September 30, 2007 | Year ended September 30, 2006 | Year ended September 30, 2005 | Year ended September 30, 2004 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Revenue | - | - | - | - |
| Net loss | (1,876,541) | (781,115) | (391,839) | (1,798,284) |
| Basic and diluted loss per share | (0.06) | (0.03) | (0.02) | (0.09) |
| Total assets | 1,546,833 | 470,344 | 491,450 | 545,965 |

## RESULTS OF OPERATIONS

*Fourth Quarter ended September 30, 2007*

For the three-months ended September 30, 2007 the net loss was $637,760 or $0.02 per share compared to a net income of $62,714 or $0.002 per share for the same period in 2006. The increase in net loss of $700,474 was primarily due to over providing on non-cash stock-compensation expenses during fiscal 2006 of $315,995 and professional fees of $468,248 due to litigation costs and obtaining legal opinion regarding Maximum's statement of claim (refer to above - *Edren and Ulaan Properties, Mongolia*) with increases in bank charges and interest of $7,796; consulting fees of $10,733 due to obtaining professional advice on corporate matters pertaining to Maximum's pending litigation regarding its Mongolian properties, public and shareholders relations of $39,174 due to keeping shareholders informed of Maximum's legal and corporate matters, and travel and promotion of $1,434 with corresponding decreases in transfer agents and filing fees of $1,745 due to decreased activity in corporate and financing matters; write-off of uncollectible advances of $123,344 during fiscal 2006, interest income increased by

**RESULTS OF OPERATIONS – CONT'D**

*Fourth Quarter ended September 30, 2007 – Cont'd*

$3,147 and had cost recoveries of $12,462 with a the balance of the decrease of $2,208 spread over the remainder of the expenditures.

Compared to the three-months ended June 30, 2007, Maximum's net loss decreased from $741,100 to a net loss of $637,760 during the fourth quarter ended September 30, 2007. This decrease of $103,340 was mainly attributable to a decrease in non-cash stock-based compensation expenses of $227,070 due to the granting of stock options and to an increase in professional fees of $126,293 with increases in public and shareholders relations of $41,045 due to keeping shareholders informed of Maximum's legal and corporate matters, and bank charges and interest of $10,228 with corresponding decreases in consulting fees of $18,317 and office and miscellaneous of $5,027 , transfer agent fees of $3,825, travel and promotion of $11,960 and had cost recoveries of $12,462 and an increase in interest income of $3,147 with the balance of the increases of $902 spread over the remainder of the expenses.

*Year ended September 30, 2007.*

For the year ended September 30, 2007 the net loss was $1,876,541 or $0.06 per share compared to the net loss of $781,115 or $0.03 per share for the same period in 2006. The increase in the net loss of $1,095,426 was primarily due to professional fees of $1,156,729 due to litigation costs, consulting fees of $43,483 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties, bank charges and interest of $26,546, travel and promotion of $23,153, public and shareholders relations of $33,680 and office and miscellaneous of $6,907 with corresponding decreases in non-cash stock-based compensation expenses of $55,518 and the write-off of uncollectible advances of $123,344 during fiscal 2006 with increases in interest income of $3,147 and cost recoveries of $12,462 with the balance of the decrease of $601 spread over the remainder of the expenditures.

**REVENUES**

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

**EXPENSES**

The following table identifies the changes in general and administrative expense for the years ended September 30, 2007, 2006, 2005, and 2004.

| | Year Ended September 30, 2007 | Year Ended September 30, 2006 | Year ended September 30, 2005 | Year ended September 30, 2004 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Depreciation | **4,901** | 6,505 | 4,220 | 961 |
| Increase (decrease) % * | **(24.64)** | 54.15 | 339.12 | 439.89 |
| Bank charges and interest | **32,766** | 6,220 | 6,487 | 11,723 |
| Increase (decrease) % * | **426.78** | (4.12) | (44.66) | (6.69) |
| Consulting | **160,633** | 117,150 | 30,250 | 25,000 |
| Increase (decrease) % * | **37.12** | 287.27 | 21.00 | 70.07 |
| Management fees | **30,000** | 30,000 | 27,500 | 30,000 |
| Increase (decrease) % * | **-** | 9.09 | (0.08) | - |
| Office and misc. | **16,809** | 9,902 | 15,286 | 88,545 |
| Increase (decrease) % * | **69.75** | (35.22) | (82.73) | 1,453.42 |
| Professional fees | **1,294,085** | 137,356 | 186,166 | 80,318 |
| Increase (decrease) % * | **842.14** | (26.21) | 131.79 | 27.74 |
| Property investigation | **-** | - | 55,498 | 166,000 |
| Increase (decrease) % * | **-** | (100) | (66.57) | 100.00 |
| Rent | **36,900** | 36,000 | 36,000 | 36,000 |
| Increase (decrease) % * | **2.50** | - | - | (4.00) |
| Shareholder communication | **48,051** | 14,371 | 10,789 | 21,149 |
| Increase (decrease) % * | **234.36** | 33.20 | (48.98) | 100.00 |
| Stock-based compensation | **227,070** | 282,588 | - | 600,650 |
| Increase (decrease) % * | **(19.64)** | 100 | (100) | 100 |
| Transfer agent and filing fees | **14,803** | 14,700 | 19,388 | 37,665 |
| Increase (decrease) % * | **0.70** | (24.18) | (48.53) | 215.03 |
| Travel and promotion | **26,132** | 2,979 | 255 | 25,593 |
| Increase (decrease) %* | **777.21** | 1,068.24 | (99.00) | 280.28 |
| Expense recovery | **(12,462)** | - | - | - |
| Increase (decrease) %* | **-** | - | - | - |

*Increase (decrease) expressed in % compared to the prior quarter and years.

**SUMMARY OF QUARTERLY RESULTS**

The following table presents unaudited selected financial information for each of the last eight quarters:

| | Year ended September 30, 2007 | | | | Year ended September 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net loss | (78,595) | (419,086) | (741,100) | (637,760) | (44,892) | (651,233) | (147,704) | 62,714 |
| Basic/diluted loss per share | (0.01) | (0.01) | (0.02) | (0.02) | (0.01) | (0.01) | (0.01) | 0.01 |

**SUMMARY OF QUARTERLY RESULTS – CONT'D**

The net loss for the first quarter of the fiscal 2007 was $78,595 compared to the net loss of $44,892 for the same period in fiscal 2006. This increase in the net loss was primarily due to consulting fees of $39,578

The net loss for the second quarter of the fiscal 2007 was $419,086 compared to the net loss of $651,233 for the same period in fiscal 2006. The decrease in the net loss was primarily due to stock-based compensation expenses of $598,583 expensed in 2006.

The net loss for the third quarter of fiscal 2007 was $741,100 compared to the net loss of $147,704. The increase was primarily due to professional fees of $540,393 and a decrease in non-cash compensation expense of $371,514.

The net loss for the fourth quarter of fiscal 2007 was $637,760 compared to the net income of $62,714. The increase was primarily due to professional fees of $468,248 and non-cash compensation expense adjustment of $315,995 and the write-off of uncollectible advances of $123,344 as at September 30, 2006.

**LIQUIDITY AND CAPITAL RESOURCES**

At September 30, 2007, Maximum had a working capital of $706,595 (2006 – working capital deficiency $184,140).

Management anticipates the raising of additional funding through sale of its securities to enable the Maximum to fund ongoing operations.

On January 25, 2007, Maximum completed $575,000 of its non-brokered private placement comprising 1.15 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of 75 cents per share. The units were restricted from trading until May 20, 2007.

On February 22, 2007, Maximum completed a $500,000 non-brokered private placement comprising 1 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of 75 cents per share. Funds from the financing will be used for working capital and in connection with possible litigation matters. The units were restricted from trading until June 23, 2007.

On June 28, 2007, Maximum completed $935,000 of its non-brokered private placement comprising 1,168,750 units at 80 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $1.25 per share. Funds from the financing will be used for working capital and in connection with possible litigation matters. The units were restricted from trading until October 14, 2007.

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
### SEPTEMBER 30, 2007

**LIQUIDITY AND CAPITAL RESOURCES –CONT'D**

During the year ended September 30, 2007, an additional $734,319 was received due to the exercise of 1,596,275 share purchase warrants at $0.25 per share, 135,000 share purchase warrants at $0.75 per share and 468,000 share purchase warrants at $0.50 per share.

At September 30, 2007, Maximum held cash on hand and cash equivalents of $939,090 (2006: $20,002) and liabilities totalled $378,939 (2006: $238,284).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Maximum's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Maximum is in the process of developing plans to raise capital.
The Company does not have any off-balance sheet arrangements.

**SHARE CAPITAL**

Authorized:

On April 13, 2007, the authorized share capital of Maximum was changed to "Unlimited common shares without par value".

| Issued and Fully Paid | | Number of Shares | Dollar Value |
|---|---|---|---|
| **Balance September 30, 2004** | | 20,591,543 | 4,762,611 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.10 | 2,790,000 | 279,000 |
| - pursuant to private placement | – at $0.1275 | 1,803,922 | 230,000 |
| - pursuant to private placement | – at $0.50 | 250,000 | 125,000 |
| - finder's fee | | - | (3,000) |
| **Balance September 30, 2005** | | 25,435,465 | $ 5,393,611 |
| For cash: | | | |
| - shares cancelled ( escrow) | | (107,142) | - |
| - pursuant to exercise of warrants | – at $0.25 | 168,431 | 42,108 |
| - pursuant to private placement | – at $0.25 | 1,616,000 | 404,000 |
| - share issue costs | | - | (14,250) |
| **Balance September 30, 2006** | | 27,112,754 | $ 5,825,469 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.25 | 1,596,275 | 399,069 |
| - pursuant to exercise of warrants | – at $0.50 | 468,000 | 234,000 |
| - pursuant to exercise of warrants | – at $0.75 | 135,000 | 101,250 |
| - pursuant to private placement | – at $0.50 | 2,150,000 | 1,075,000 |
| - pursuant to private placement | – at $0.80 | 1,168,750 | 935,000 |
| - share issue costs | | - | (101,513) |
| **Balance September 30, 2007** | | 32,630,779 | $ 8,468,274 |

**SHARE CAPITAL** – ***CONT'D***

As of September 30, 2007, the Company held no common shares in escrow.

Stock Options

Stock-based compensation plan

Maximum follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock Options

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2007 and 2006 and changes during the years ending on those dates is presented below:

| | September 30, 2007 | | September 30, 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 2,543,546 | $0.50 | 1,445,000 | $0.65 |
| Granted | 555,856 | $0.80 | 2,543,546 | $0.50 |
| Expired | (50,000) | $0.50 | (1,445,000) | ($0.65) |
| Options outstanding and exercisable at end of period | 3,049,402 | $0.55 | 2,543,546 | $0.50 |

As at September 30, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

| Number of stock options | Exercise Price | Expiry Date |
|---|---|---|
| 2,493,546 | $0.50 | March 3,2008 |
| 555,856 | $0.80 | May 16, 2009 |
| 3,049,402 | | |

SHARE CAPITAL - *CONT'D*

Maximum has recorded the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended September 30, 2007 the Maximum recorded a non-cash compensation charge of $227,070 upon the issuance of 555,856 stock options. The weighted average fair value of the options was $0.41 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2007 | 2006 |
|---|---|---|
| Risk-free interest rate | 4.64% | 3.95% |
| Dividend yield | - | - |
| Expected stock price volatility | 121.49% | 92.3% |
| Weighted average expected stock option life | 2 years | 2 years |

Share Purchase Warrants

Share purchase warrant transactions as at September 30, 2007, are summarized as follows:

| | Number of Shares | Weighted average Exercise price |
|---|---|---|
| Outstanding, beginning of period | 3,501,491 | $ 0.39 |
| Granted | 3,318,750 | $ 0.92 |
| Exercised | (2,199,275) | $ (0.33) |
| Expired | (1,302,216) | $ (0.51) |
| Outstanding, end of period | 3,318,750 | $ 0.93 |

At September 30, 2007 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,150,000 | $0.75 | January 19, 2008 |
| 1,000,000 | $0.75 | February 22, 2008 |
| 1,168,750 | $1.25 | June 28, 2008 |
| 3,318,750 | | |

Subsequent to September 30, 2007, 1,150,000 warrants at $0.75 per share expired unexercised.

**RELATED PARTY TRANSACTIONS**

During the year ended September 30, 2007 and 2006, the Company incurred the following costs charged by a director of the Company:

| | 2007 | 2006 |
|---|---|---|
| Consulting fees | $ 60,000 | $ 25,000 |
| | $ 60,000 | $ 25,000 |

At September 30, 2007, accounts payable includes $1,500 (2006: $600) due to a director of the Company.

**ACCOUNTING PRINCIPLES**

Stock Based Compensation

Maximum has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations Maximum uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

**Mineral Properties**

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

**Mineral Properties** – ***CONT'D***

Although Maximum has taken steps to verify title to mineral properties, these procedures do not guarantee the Maximum's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, Maximum evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

**Asset Retirement Obligations**

Effective September 1, 2004, Maximum adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that Maximum's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at September 30, 2007, no provision has been made for asset retirement obligations.

**OUTSTANDING SHARE DATA**

As at January 31, 2008 the Company had authorized share capital of unlimited shares without a par value. Shares outstanding as at January 31, 2008 totalled 32,630,779 shares. There were 2,168,750 warrants outstanding and 3,049,402 stock options outstanding.

MANAGEMENT

Maximum has appointed Kirk Shaw to the board of directors. Mr. Shaw is the president and owner of the largest entertainment production company in Canada and is executive consultant to several publicly traded exploration companies. Hugh Burnett has resigned from the board. The Company thanks Mr. Burnett for his contributions and wishes him well in his retirement.

## SUBSEQUENT EVENTS

Subsequent to September 30, 2007 warrants to acquire 1,150,000 shares at $0.75 per share expired.

## RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

## DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

## INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
**SEPTEMBER 30, 2007**

**FORWARD – LOOKING STATEMENTS**

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-3923

**MAXIMUM**
VENTURES INC.

Suite 605 - 889 West Pender Street, Vancouver, British Columbia V6C 3B2
**Telephone**: 604.669.3005 ~ **Facsimile**: 604.669.5886 ~ **Email**: IR@maximumventures.net

March 14, 2008

TO: Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/ Mesdames:

**Re: Audited Financial Statements for the financial year ended September 30, 2007**

Please find enclosed the Company's amended audited financial statements for the financial year ended September 30, 2007 amending the notes to the financial statements only with respect to authorized share capital information and stock option and warrant expiry dates. The amendments are insignificant and do not affect the overall financial position of the Company.

Sincerely,

**MAXIMUM VENTURES INC.**

**PER:** *"Gwen Wegner"*

**GWEN WEGNER**
Secretary

Enclosure

cc: TSX Venture Exchange

#82-3923

**MAXIMUM VENTURES INC.**

**Form 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 1, 2008

*"Douglas B. Brooks"*
Douglas B. Brooks
President & CEO

#82-3923

**MAXIMUM VENTURES INC.**

**Form 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 11, 2008

*"Douglas B. Brooks"*

Douglas B. Brooks
President & CEO

#82-3923

**MAXIMUM VENTURES INC.**

**Form 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 1, 2008

*"Douglas B. Brooks"*
Douglas B. Brooks
Chief Financial Officer

#82-3923

**MAXIMUM VENTURES INC.**

**Form 52-109F1**
**CERTIFICATION OF ANNUAL FILINGS**

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 11, 2008

*"Douglas B. Brooks"*

Douglas B. Brooks
Chief Financial Officer

#82-3923

# MAXIMUM VENTURES INC.

## INTERIM FINANCIAL STATEMENTS

**December 31, 2007**

**(Unaudited)**

# MAXIMUM VENTURES INC.

December 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

**MAXIMUM VENTURES INC.**
INTERIM BALANCE SHEETS

| | December 31, 2007 (Unaudited) | September 30, 2007 (Audited) |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 617,790 | $ 939,090 |
| GST receivable | 27,154 | 132,446 |
| Other receivables | - | 12,998 |
| Refundable deposit | 1,000 | 1,000 |
| | 645,944 | 1,085,534 |
| Equipment – *Note 4* | 14,537 | 15,197 |
| Mineral properties – *Note 3* | 446,102 | 446,102 |
| | $ 1,106,583 | $ 1,546,833 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities – *Note 6* | $ 322,324 | $ 374,994 |
| Interest accrued | 2,063 | 2,063 |
| Loans payable | 107 | 107 |
| Due to related parties | 1,775 | 1,775 |
| | 326,269 | 378,939 |
| **SHAREHOLDERS' EQUITY** | | |
| Share Capital - *Note 5* | 8,468,274 | 8,468,274 |
| Contributed surplus | 1,110,308 | 1,110,308 |
| Deficit | (8,798,268) | (8,410,688) |
| | 780,314 | 1,167,894 |
| | $ 1,106,583 | $ 1,546,833 |

APPROVED BY DIRECTORS:

*"Douglas B. Brooks"* **Director** *"Georgia Knight"* **Director**

SEE ACCOMPANYING NOTES

## MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended December 31, 2007 and 2006
(Unaudited)

| | Three Months Ended December 31, 2007 | Three Months Ended December 31, 2006 |
|---|---|---|
| **EXPENSES** | | |
| Amortization | $ **946** | $ 1,225 |
| Bank charges and interest | **3,174** | 7,973 |
| Consulting fees – *Note 6* | **43,542** | 39,578 |
| Management fees | **7,500** | 7,500 |
| Office & miscellaneous | **5,655** | 3,544 |
| Professional fees | **300,216** | 5,080 |
| Rent | **9,900** | 9,000 |
| Shareholders communication | **4,356** | 2,702 |
| Transfer agent and filing fees | **2,241** | 1,947 |
| Travel and promotion | **10,407** | 46 |
| **LOSS BEFORE OTHER ITEM** | **(387,937)** | (78,595) |
| OTHER ITEM | | |
| Interest income | **357** | - |
| **NET LOSS FOR THE PERIOD** | **(387,580)** | (78,595) |
| **DEFICIT, BEGINNING OF THE PERIOD** | **(8,410,688)** | (6,534,147) |
| **DEFICIT, END OF PERIOD** | $ **(8,798,268)** | $ (6,612,742) |
| **NET LOSS PER SHARE** | $ **(0.01)** | $ (0.01) |

SEE ACCOMPANYING NOTES

**MAXIMUM VENTURES INC.**
INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2007 and 2006
(Unaudited)

| | Three Months Ended December 31, 2007 | Three Months Ended December 31, 2006 |
|---|---|---|
| **OPERATIONS** | | |
| Net loss for the period | $ ( 387,580) | $ ( 78,595) |
| Items not involving cash: | | |
| Amortization | 946 | 1,225 |
| Changes in non-cash working capital items related to operations: | | |
| GST receivable | 105,292 | ( 3,338) |
| Other receivables | 12,998 | - |
| Accounts payable and accrued liabilities | (52,670) | 37,456 |
| Due to related parties | - | 6,250 |
| Cash used in operating activities | ( 321,014) | ( 37,002) |
| **INVESTING ACTIVITIES** | | |
| Equipment purchased | ( 286) | - |
| Resource properties acquisition costs | - | ( 50,000) |
| Cash used in investing activities | ( 286) | ( 50,000) |
| **FINANCING ACTIVITIES** | | |
| Common shares subscription | - | 153,550 |
| Loans payable | - | 2,500 |
| Cash provided by financing activities | - | 156,050 |
| **INCREASE (DECREASE) IN CASH DURING THE PERIOD** | ( 321,300) | 69,048 |
| **CASH, BEGINNING OF THE PERIOD** | 939,090 | 20,002 |
| **CASH, END OF PERIOD** | $ 617,790 | $ 89,050 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash paid for: | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |

SEE ACCOMPANYING NOTES

# MAXIMUM VENTURES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the three months ended December 31, 2007

(Unaudited)

## NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. Maximum is the Plaintiff in a major lawsuit for, among other things, ownership of resource exploration properties in Mongolia. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Maximum's interest in the properties, the ability of Maximum to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2007, Maximum had a working capital of $319,675 (2006 – $157,960 working capital deficiency) and an accumulated deficit of $8,798,268 since incorporation. Maximum has experienced recurring losses and has not generated profitable operations since inception. Should Maximum be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of Maximum as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Maximum be unable to continue as a going concern.

## NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in Maximum's annual financial statements for the year ended September 30, 2007, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Maximum's financial position, results of operations and cash flows have been included. Operating results for the three-months ended December 31, 2007 are not necessarily indicative of the results that may be expected for the year ended September 30, 2008.

## NOTE 3 – MINERAL PROPERTIES

| | Balance, September 30, 2007 | Incurred (Written-down) during the year | Balance, December 31 , 2007 |
|---|---|---|---|
| **Property costs** | | | |
| Stump Lake Property | 370,000 | - | 370,000 |
| Mongolia Property | 1 | - | 1 |
| | 370,001 | - | 370,001 |
| **Deferred exploration costs** | | | |
| Stump Lake Property | 76,100 | - | 76,100 |
| Mongolia Property | 1 | - | 1 |
| | 76,101 | - | 76,101 |
| | $ 446,102 | $ - | $ 446,102 |

**NOTE 3 – MINERAL PROPERTIES (Continued)**

**Stump Lake Property**

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, Maximum was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, Maximum has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2008) | $ 200,000 |
| On or before November 30, 2006 (year extended to 2008) | 300,000 |
| | $ 500,000 |

As at December 31, 2007 the total amount of $76,100 had been incurred.

Cash payments:

| | |
|---|---|
| Within seven days of acceptance by TSX Venture Exchange ("TSX") | $ 150,000 (paid) |
| On or before November 1, 2002 | 25,000 (paid) |
| On or before November 30, 2003 | 75,000 (paid) |
| On or before April 1, 2006 | 50,000 (paid) |
| On or before November 30, 2006 | 50,000 (paid) |
| | $ 350,000 |

Common shares:

Maximum is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

**Mongolia Properties**

Maximum is the Plaintiff in an action in The Supreme Court of British Columbia with Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graaf, claiming title and beneficial rights to certain Mongolian Properties.

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration Maximum agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

**NOTE 3 – MINERAL PROPERTIES (Continued)**

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice) 500,000 common shares (issued) | US$100,000 (payment extended until further notice) 1,000,000 common shares (issued) |
| On or before May 1, 2005 to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007 to make property maintenance payments at | US$25,000 per year | US$45,000 per year |
| To make cash payments to November 1, 2007 | US$300,000 | US$480,000 |
| To fund exploration staged over four years to November 1, 2007 | US$1,750,000 | US$2,250,000 |
| On or before November 1, 2007 to issue further | 1,500,000 common shares | 2,000,000 common shares |

Upon Maximum having earned a 60% interest in the Edren properties and Ulaan properties, Maximum and Brant were to form a joint venture to further explore and develop these properties.

Maximum had the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. Maximum agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 7*

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

**NOTE 4 – EQUIPMENT**

| | Cost | Accumulated Amortization | Net Carrying Amount 2007 | Net Carrying Amount 2006 |
|---|---|---|---|---|
| Computer | $ 5,195 | $ 3,551 | $ 1,644 | $ 1,971 |
| Office equipment | 2,052 | 1,104 | 948 | 1,185 |
| Automobile | 25,000 | 13,055 | 11,945 | 15,717 |
| | $ 32,247 | $ 17,710 | $ 14,537 | $ 18,873 |

**NOTE 5 - SHARE CAPITAL**

Authorized:

Unlimited common shares without par value.

| Issued and Fully Paid | | Number of Shares | Dollar Value |
|---|---|---|---|
| Balance September 30, 2005 | | 25,435,465 | $ 5,393,611 |
| For cash: | | | |
| - shares cancelled ( escrow) | | (107,142) | - |
| - pursuant to exercise of warrants | – at $0.25 | 168,431 | 42,108 |
| - pursuant to private placement | – at $0.25 | 1,616,000 | 404,000 |
| - share issue costs | | - | (14,250) |
| Balance September 30, 2006 | | 27,112,754 | $ 5,825,469 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.25 | 1,596,275 | 399,069 |
| - pursuant to exercise of warrants | – at $0.50 | 468,000 | 234,000 |
| - pursuant to exercise of warrants | – at $0.75 | 135,000 | 101,250 |
| - pursuant to private placement | – at $0.50 | 2,150,000 | 1,075,000 |
| - pursuant to private placement | – at $0.80 | 1,168,750 | 935,000 |
| - share issue costs | | - | (101,514) |
| Balance September 30, 2007 and December 31, 2007 | | 32,630,779 | $ 8,468,274 |

Shares held in Escrow

As of December 31, 2007, Maximum held no common shares in escrow.

**NOTE 5 - SHARE CAPITAL (Continued)**

Commitments

Stock-based compensation plan

Maximum has established a stock option plan for directors, employees, and consultants. Under Maximum's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of Maximum's issued shares at the time of the grant.

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2007 and 2006 and changes during the years ending on those dates is presented below:

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 3,099,402 | $0.55 | 2,543,546 | $0.50 |
| Granted | - | - | - | - |
| Expired | (50,000) | $0.50 | - | - |
| Options outstanding and exercisable at end of period | 3,049,402 | $0.55 | 2,543,546 | $0.50 |

As at December 31, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

| Number of stock options | Exercise Price | Expiry Date |
|---|---|---|
| 2,493,546 | $0.50 | March 3,2008 |
| 555,856 | $0.80 | May 16, 2009 |
| 3,049,402 | | |

Maximum records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the three months ended December 31, 2007, Maximum has not granted any stock options.

**NOTE 5 - SHARE CAPITAL (Continued)**

Commitments

Share purchase warrants

Share purchase warrant transactions as at December 31, 2007, are summarized as follows:

| | Number of Shares | Weighted average Exercise price |
|---|---|---|
| Outstanding, beginning of period | 3,318,750 | $ 0.93 |
| Granted | - | $ - |
| Exercised | - | $ - |
| Expired | - | $ - |
| Outstanding, end of period | 3,318,750 | $ 0.93 |

At December 31, 2007 the following share purchase warrants were outstanding entitling the holder to purchase one common share of Maximum for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,150,000 | $0.75 | January 19, 2008 |
| 1,000,000 | $0.75 | February 22, 2008 |
| 1,168,750 | $1.25 | June 28, 2008 |
| 3,318,750 | | |

Subsequent to December 31, 2007 warrants to acquire 2,150,000 shares at $0.75 per share expired.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

During the three months ended December 31, 2007 and 2006, Maximum incurred the following costs charged by a director of the Company:

| | Three months ended December 31, 2007 | 2006 |
|---|---|---|
| Consulting | $ 15,000 | $ 6,250 |
| | $ 15,000 | $ 6,250 |

At December 31, 2007, accounts payable includes $ Nil (2006: $4) due to a company controlled by director of the Company, and $15,000 (2006: $6,250) due to a director of the Company

**NOTE 7 – CONTINGENT ASSET AND LIABILITY**

Maximum has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its interest in certain Mongolian mineral interests under securities legislation and breaches of the Competition Act.

Anchorage claims under these allegations against Maximum are in the amount of $4,683,012 for general damages and $4,500,000 for punitive damages, together with costs and interest in connection with these claims.

Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and legal basis, and will defend Anchorage's claim. A Statement of Defence has been filed.

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
## DECEMBER 31, 2007

**BACKGROUND**

The following discussion and analysis, prepared as of February 26, 2008, should be read together with the unaudited interim financial statements for the three months ended December 31, 2007 and 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three months ended December 31, 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, February 26, 2008. Additional information related to the Company is available for view on SEDAR at www.sedar.com.

**OVERVIEW**

Maximum Ventures Inc. ("Maximum") is a mineral exploration company. Maximum's shares are listed and called for trading on the NEX version of the TSX Venture Exchange under the trading symbol "MVI.H". Maximum's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

Maximum is the plaintiff in a lawsuit against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf were Maximum is claiming an interest in certain Mongolian resource property interests.

**MINERAL PROPERTIES**

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

| | Balance, September 30, 2007 | Incurred (Written-down) during the period | **Balance, December 31, 2007** |
|---|---|---|---|
| **Property costs:** | | | |
| Stump Lake Property | $ 370,000 | $ - | $ **370,000** |
| Mongolia Properties | 1 | - | **1** |
| | 370,001 | - | **370,001** |
| **Deferred Exploration Expenditures:** | | | |
| Stump Lake Property | 76,100 | - | **76,100** |
| Mongolia Properties | 1 | - | **1** |
| | 76,101 | - | **76,101** |
| | $ 446,102 | $ - | $ **446,102** |

***Stump Lake Property, Canada***

**Acquisition**

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2008) | $ 200,000 |
| On or before November 30, 2006 (year extended to 2008) | 300,000 |
| | $ 500,000 |

As at December 31, 2007, the Company has incurred exploration expenditures of $76,100 as follows:

| | 2007 |
|---|---|
| Assay | $ 3,120 |
| Concession fees | 1,514 |
| Geological consulting | 69,634 |
| Travel | 1,832 |
| | $ 76,100 |

Cash payments:

| | |
|---|---|
| Within seven days of acceptance by TSX Venture Exchange ("TSX") | $ 150,000 (paid) |
| On or before November 1, 2002 | 25,000 (paid) |
| On or before November 30, 2003 | 75,000 (paid) |
| On or before April 1, 2006 | 50,000 (paid) |
| On or before November 30, 2006 | 50,000 (paid) |
| | $ 350,000 |

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

**MINERAL PROPERTIES** – ***CONT'D***

<u>*Stump Lake Property, Canada*</u> – *Cont'd*

EXPENDITURES

Exploration expenditure for the three months ended December 31, 2007, totalled $Nil. Expenditure during the comparable period ending December 31, 2006, was $Nil.

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.
Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

**COURT ACTION - MONGOLIAN MINERAL INTERESTS**

During fiscal 2006, the Company ( or Maximum) commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

The legal action was announced in Maximum's news release of March 2, 2006. In a new release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for all or a portion of the Saddle Hills Uranium deposit.

**MINERAL PROPERTIES – *CONT'D***

**COURT ACTION - MONGOLIAN MINERAL INTERESTS – CONT'D**

Maximum's statement of claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

**MINERAL PROPERTIES – *CONT'D***

**COURT ACTION - MONGOLIAN MINERAL INTERESTS – CONT'D**

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graaf was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

**MINERAL PROPERTIES** – *CONT'D*

**COURT ACTION - MONGOLIAN MINERAL INTERESTS – CONT'D**

On May 9, 2007, the Company announced that litigant Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospector Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss the Company's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of the Company's interest in the Saddle Hills properties and that the Company delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, chief executive officer of Western Prospector Group Ltd., and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

On June 26, 2007, agreement between all parties to the action commenced by the Company has resulted in the establishment of a new trial date of March 28, 2008.

***Edren and Ulaan Properties, Mongolia***

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to make total property maintenance payments of US$280,000 and to incur exploration expenditures totalling US$4,000,000 as follows:

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice)<br>500,000 common shares (issued) | US$100,000 (payment extended until further notice)<br>1,000,000 common shares (issued) |
| On or before May 1, 2005, to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007, to make property maintenance payments at | US $25,000 per year | US $ 45,000 per year |
| To make cash payments to November 1, 2007, totalling | US$300,000 | US$480,000 |
| To fund exploration staged over four years to November 1, 2007, totalling | US$1,750,000 | US$2,250,000 |

**MINERAL PROPERTIES – *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

| | Edren Properties | Ulaan Properties |
|---|---|---|
| On or before November 1, 2007, to issue further | 1,500,000 common shares | 2,000,000 common shares |

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights. See "Court Action – Mongolian Mineral Interest".

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company had incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties. The dispute over the Ulaan and Edren properties and option agreement is included in the Company's Court Action against Mr. de Graaf et al.

RECENT DEVELOPMENT

MONGOLIA LICENCE UPDATE

On Friday, August 17, 2007, Maximum's. litigant Western Prospector Group Ltd. announced that it had received notice from the Mineral and Petroleum Resources Authority of Mongolia (MPRAM) that exploration licence No. 7685X covering a portion of the Gurvanbulag uranium deposit had been cancelled. In further news released on Monday, August 21, 2007, Western Prospector announced licence

**MINERAL PROPERTIES – *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

MONGOLIA LICENCE UPDATE _Cont'd

No. 7685X had been revoked and that it had received confirmation that Adams Mining LLC had received a similar notice that exploration licence No. 3367X, also part of Saddle Hills, had been revoked. These followed a news release from Khan Resources Inc. on Friday, August 17, 2007, that it had received notice that its licence No. 9282X had been deemed invalid.

In its August 21, 2007 news release Western Prospector stated that, "The company's legal counsel in Mongolia has assessed the implication of the notices of revocation, and advises that the notices received make the licences subject to invalidation, and do not automatically revoke the licences."

In a news release dated August 23, 2007, Khan issued a statement that Khan had been "...advised by MRPAM that Khan's special exploration licence 9282X has not been rendered invalid, but rather is subject to review by MRPAM and may be declared invalid."

On September 10, 2007, the Mongolian government clarified the effect of its recent notices to holders of exploration licences. The clarification indicates licence holders are obliged to move on to develop deposits. The chairman of the Mineral Resources and Petroleum Authority of Mongolia (MRPAM) issued a statement noting that licence holders "... have absolutely no risk to loose their rights, if they fulfill the legal requirements."

Mongolian mineral laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with state budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian mineral laws. Extensive exploration and development of Saddle Hills occurred prior to the applications for the Saddle Hills licences. These and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. It expects the Mongolian government will in any event only take lawful actions, and will respect the sanctity of contract and its mineral tenure system, and the rule of law.

Maximum is suing for all or a portion ownership of the Saddle Hills uranium deposit in a lawsuit in the Supreme Court of British Columbia where Maximum is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia, including licences comprising Saddle Hills, are held in trust for Maximum. Maximum is also seeking damages and equitable compensation from the defendants in the lawsuit. Maximum's lawsuit was filed in March, 2006. The lawsuit continues with trial set for March 28, 2008.

**MINERAL PROPERTIES – *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

MONGOLIA LICENCE UPDATE _Cont'd

Maximum believes Saddle Hills remains a project of considerable value even with the possibility that licences No. 7685X and No. 3367X may not be a part of the Saddle Hills project.

Maximum does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences. Maximum continues to closely monitor this situation.

**CONTINGENT LIABILITY**

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against the Company in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under the allegations of Maximum's failure to disclose under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against the Company are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims.

The Company considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

**SELECTED FINANCIAL INFORMATION**

The following table presents unaudited selected financial information for the three months ended December 31, 2007 and 2006 and audited financial information for the years ended September 30, 2007, 2006, and 2005.

| | **Three Months ended December 31, 2007** | **Three Months ended December 31, 2006** | Year ended September 30, 2007 | Year ended September 30, 2006 | Year ended September 30, 2005 |
|---|---|---|---|---|---|
| | **$** | **$** | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net loss | **(387,580)** | **(78,595)** | (1,876,541) | (781,115) | (391,839) |
| Basic and diluted loss per share | **(0.01)** | **(0.01)** | (0.06) | (0.03) | (0.02) |
| Total assets | **1,106,583** | **591,505** | 1,546,833 | 470,344 | 491,450 |

**RESULTS OF OPERATIONS**

*First Quarter ended December 31, 2007*

For the three-months ended December 31, 2007 the net loss was $387,580 or $0.01 per share compared to a net loss of $78,595 or $0.001 per share for the same period in 2006. The increase in net loss of $308,985 was primarily due to professional fees of $295,136 due to litigation costs and obtaining legal opinion regarding Maximum's statement of claim (refer to above - *Edren and Ulaan Properties, Mongolia*) with increases in consulting fees of $3,964 due to obtaining professional advice on corporate matters pertaining to Maximum's pending litigation regarding its Mongolian properties, office and miscellaneous increased by $2,111 due to relocation of new business offices, public and shareholders relations of $1,654 due to keeping shareholders informed of Maximum's legal and corporate matters, and travel and promotion of $10,361 with corresponding decreases in bank charges and interest of $4,799, interest income increased by $357 with the balance of the increase of $915 spread over the remainder of the expenditures.

For the three-months ended September 30, 2007 the net loss was $637,760 or $0.02 per share compared to a net income of $62,714 or $0.002 per share for the same period in 2006. The increase in net loss of $700,474 was primarily due to over providing on non-cash stock-compensation expenses during fiscal 2006 of $315,995 and professional fees of $468,248 due to litigation costs and obtaining legal opinion regarding Maximum's statement of claim (refer to above - *Edren and Ulaan Properties, Mongolia*) with increases in bank charges and interest of $7,796; consulting fees of $10,733 due to obtaining professional advice on corporate matters pertaining to Maximum's pending litigation regarding its Mongolian properties, public and shareholders relations of $39,174 due to keeping shareholders informed of Maximum's legal and corporate matters, and travel and promotion of $1,434 with corresponding decreases in transfer agents and filing fees of $1,745 due to decreased activity in corporate and financing matters; write-off of uncollectible advances of $123,344 during fiscal 2006, interest income increased by $3,147 and had cost recoveries of $12,462 with a the balance of the decrease of $2,208 spread over the remainder of the expenditures.

*Year ended September 30, 2007.*

For the year ended September 30, 2007 the net loss was $1,876,541 or $0.06 per share compared to the net loss of $781,115 or $0.03 per share for the same period in 2006. The increase in the net loss of $1,095,426 was primarily due to professional fees of $1,156,729 due to litigation costs, consulting fees of $43,483 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties, bank charges and interest of $26,546, travel and promotion of $23,153, public and shareholders relations of $33,680 and office and miscellaneous of $6,907 with corresponding decreases in non-cash stock-based compensation expenses of $55,518 and the write-off of uncollectible advances of $123,344 during fiscal 2006 with increases in interest income of $3,147 and cost recoveries of $12,462 with the balance of the decrease of $601 spread over the remainder of the expenditures.

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
**DECEMBER 31, 2007**

**REVENUES**

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

**EXPENSES**

The following table identifies the changes in general and administrative expense for the three months ended December 31, 2007 and 2006 and for the years ended September 30, 2007, 2006, and 2005.

| | **Three-months ended December 31, 2007** | **Three-months ended December 31, 2006** | Year Ended September 30, 2007 | Year Ended September 30, 2006 | Year ended September 30, 2005 |
|---|---|---|---|---|---|
| | | | **$** | **$** | **$** |
| Depreciation | **946** | **1,225** | **4,901** | 6,505 | 4,220 |
| Increase (decrease) % * | **(22.77)** | - | **(24.64)** | 54.15 | 339.12 |
| Bank charges and interest | **3,174** | **7,973** | **32,766** | 6,220 | 6,487 |
| Increase (decrease) % * | **(60.19)** | - | **426.78** | (4.12) | (44.66) |
| Consulting | **43,542** | **39,578** | **160,633** | 117,150 | 30,250 |
| Increase (decrease) % * | **10.02** | - | **37.12** | 287.27 | 21.00 |
| Management fees | **7,500** | **7,500** | **30,000** | 30,000 | 27,500 |
| Increase (decrease) % * | - | - | - | 9.09 | (0.08) |
| Office and misc. | **5,655** | **3,544** | **16,809** | 9,902 | 15,286 |
| Increase (decrease) % * | **59.57** | - | **69.75** | (35.22) | (82.73) |
| Professional fees | **300,216** | **5,080** | **1,294,085** | 137,356 | 186,166 |
| Increase (decrease) % * | **5,809.76** | - | **842.14** | (26.21) | 131.79 |
| Property investigation | - | - | - | - | 55,498 |
| Increase (decrease) % * | - | - | - | (100) | (66.57) |
| Rent | **9,900** | **9,000** | **36,900** | 36,000 | 36,000 |
| Increase (decrease) % * | **10.00** | - | **2.50** | - | - |
| Shareholder communication | **4,356** | **2,702** | **48,051** | 14,371 | 10,789 |
| Increase (decrease) % * | **61.21** | - | **234.36** | 33.20 | (48.98) |
| Stock-based compensation | - | - | **227,070** | 282,588 | - |
| Increase (decrease) % * | - | - | **(19.64)** | 100 | (100) |
| Transfer agent and filing fees | **2,241** | **1,947** | **14,803** | 14,700 | 19,388 |
| Increase (decrease) % * | **15.10** | - | **0.70** | (24.18) | (48.53) |
| Travel and promotion | **10,407** | **46** | **26,132** | 2,979 | 255 |
| Increase (decrease) %* | **NA** | - | **777.21** | 1,068.24 | (99.00) |

- Increase (decrease) expressed in % compared to the prior quarter and years.

## SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

| | YEARS ENDED SEPTEMBER 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | | | | 2006 | | |
| | Qrt 1 | Qrt 1 | Qrt 2 | Qrt 3 | Qrt 4 | Qrt 2 | Qrt 3 | Qrt 4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net Loss | (387,580) | (78,595) | (419,086) | (741,100) | (637,760) | (651,233) | (147,704) | 62,714 |
| Basic/diluted Loss per share | (0.01) | (0.01) | (0.01) | (0.02) | (0.02) | (0.01) | (0.01) | (0.01) |

The net loss for the second quarter of the fiscal 2007 was $419,086 compared to the net loss of $651,233 for the same period in fiscal 2006. The decrease in the net loss was primarily due to stock-based compensation expenses of $598,583 expensed in 2006.

The net loss for the third quarter of fiscal 2007 was $741,100 compared to the net loss of $147,704 for the same period in fiscal 2006. The increase was primarily due to professional fees of $540,393 and a decrease in non-cash compensation expense of $371,514.

The net loss for the fourth quarter of fiscal 2007 was $637,760 compared to the net income of $62,714. The increase was primarily due to professional fees of $468,248 and non-cash compensation expense adjustment of $315,995 and the write-off of uncollectible advances of $123,344 as at September 30, 2006.

The net loss for the first quarter of fiscal 2008 was $387,580 compared to the net loss of $78,595. The increase was primarily due to professional fees of $295,136 and travel and promotion of $10,361.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, Maximum had a working capital of $319,675 (2006 – working capital deficiency $157,960).

Management anticipates the raising of additional funding through sale of its securities to enable the Maximum to fund ongoing operations.

**PRIVATE PLACMENTS**

On January 25, 2007, Maximum completed $575,000 of its non-brokered private placement comprising 1.15 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of 75 cents per share. The units were restricted from trading until May 20, 2007.

On February 22, 2007, Maximum completed a $500,000 of its non-brokered private placement comprising 1 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of 75 cents per share. Funds from the financing will be used for working capital and in connection with possible litigation matters. The units were restricted from trading until June 23, 2007

On June 28, 2007, Maximum completed $935,000 of its non-brokered private placement comprising 1,168,750 units at 80 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $1.25 per share. Funds from the financing will be used for working capital and in connection with possible litigation matters. The units were restricted from trading until October 14, 2007

During the year ended September 30, 2007, an additional $734,319 was received due to the exercise of 1,596,275 share purchase warrants at $0.25 per share, 135,000 share purchase warrants at $0.75 per share and 468,000 share purchase warrants at $0.50 per share

At December 31, 2007, Maximum held cash on hand of $617,790 (2006: $89,050) and liabilities totalled $326,269 (2006: $284,490).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. Maximum's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Maximum is in the process of developing plans to raise capital.
The Company does not have any off-balance sheet arrangements.

**SHARE CAPITAL**

Authorized:

Unlimited common shares without par value.

SHARE CAPITAL - *CONT'D*

| | | | |
|---|---|---|---|
| **Balance September 30, 2005** | | 25,435,465 | $ 5,393,611 |
| For cash: | | | |
| - shares cancelled ( escrow) | | (107,142) | - |
| - pursuant to exercise of warrants | – at $0.25 | 168,431 | 42,108 |
| - pursuant to private placement | – at $0.25 | 1,616,000 | 404,000 |
| - share issue costs | | - | (14,250) |
| **Balance September 30, 2006** | | 27,112,754 | $ 5,825,469 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.25 | 1,596,275 | 399,069 |
| - pursuant to exercise of warrants | – at $0.50 | 468,000 | 234,000 |
| - pursuant to exercise of warrants | – at $0.75 | 135,000 | 101,250 |
| - pursuant to private placement | – at $0.50 | 2,150,000 | 1,075,000 |
| - pursuant to private placement | – at $0.80 | 1,168,750 | 935,000 |
| - share issue costs | | - | (101,514) |
| **Balance September 30, 2007 and December 31, 2007** | | 32,630,779 | $ 8,468,274 |

Shares held in Escrow

As of December 31, 2007, Maximum held no common shares in escrow.

Commitments

Stock-based compensation plan

Maximum has established a stock option plan for directors, employees, and consultants. Under Maximum's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of Maximum's issued shares at the time of the grant.

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2007 and 2006 and changes during the years ending on those dates is presented below:

**SHARE CAPITAL** – ***CONT'D***

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 3,099,402 | $0.55 | 2,543,546 | $0.50 |
| Granted | - | - | - | - |
| Expired | (50,000) | $0.50 | - | - |
| Options outstanding and exercisable at end of period | 3,049,402 | $0.55 | 2,543,546 | $0.50 |

As at December 31, 2007, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

| Number of stock options | Exercise Price | Expiry Date |
|---|---|---|
| 2,493,546 | $0.50 | March 3, 2008 |
| 555,856 | $0.80 | May 16, 2009 |
| 3,049,402 | | |

Maximum records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the three months ended December 31, 2007, Maximum has not granted any stock options.

Share purchase warrants

Share purchase warrant transactions as at December 31, 2007, are summarized as follows:

| | Number of Shares | Weighted average Exercise price |
|---|---|---|
| Outstanding, beginning of period | 3,318,750 | $ 0.93 |
| Granted | - | $ - |
| Exercised | - | $ - |
| Expired | - | $ - |
| Outstanding, end of period | 3,318,750 | $ 0.93 |

**SHARE CAPITAL - *CONT'D***

At December 31, 2007 the following share purchase warrants were outstanding entitling the holder to purchase one common share of Maximum for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,150,000 | $0.75 | January 19, 2008 |
| 1,000,000 | $0.75 | February 22, 2008 |
| 1,168,750 | $1.25 | June 28, 2008 |
| 3,318,750 | | |

Subsequent to December 31, 2007 warrants to acquire 2,150,000 shares at $0.75 per share expired.

**RELATED PARTY TRANSACTIONS**

During the three months ended December 31, 2007 and 2006, the Company incurred the following costs charged by a director of the Company:

| | 2007 | 2006 |
|---|---|---|
| Consulting fees | $ 15,000 | $ 6,250 |
| | $ 15,000 | $ 6,250 |

At December 31, 2007, accounts payable includes $ Nil (2006: $4) due to a company controlled by director of the Company, and $15,000 (2006: $6,250) due to a director of the Company

**ACCOUNTING PRINCIPLES**

Stock Based Compensation

Maximum has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations Maximum uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

## Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although Maximum has taken steps to verify title to mineral properties, these procedures do not guarantee Maximum's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, Maximum evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

## Asset Retirement Obligations

Effective September 1, 2004, Maximum adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that Maximum's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2007, no provision has been made for asset retirement obligations.

## OUTSTANDING SHARE DATA

As at February 26, 2008 the Company had authorized share capital of unlimited shares without a par value. Shares outstanding as at February 26, 2008 totalled 32,630,779 shares. There were 1,168,750 warrants outstanding and 3,049,402 stock options outstanding.

## RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

## DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

## INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

## MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
**DECEMBER 31, 2007**

**FORWARD – LOOKING STATEMENTS**

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-3923

**MAXIMUM VENTURES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.**, (the issuer) for the interim period ending **December 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 29, 2008

*"Douglas B. Brooks"*
**Douglas B. Brooks**
President & CEO

# 82- 3923

**MAXIMUM VENTURES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.,** (the issuer) for the interim period ending **December 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 29, 2008

*"Douglas B. Brooks"*
**Douglas B. Brooks**
Chief Financial Officer

#82-3923

MAXIMUM
VENTURES INC.

March 2, 2008 | Telephone: (604) 669-3005
Toll Free: 1 (888) 880-2288 | Trading Symbol: **MVI.H**
12g3-2(b): 82-3923

# MONGOLIAN LITIGATION UPDATE / $3,000,000 FINANCING

On February 18, 2008, the Court of Appeal denied the Company's application for leave to appeal the February 4, 2008 decision of the Supreme Court of British Columbia in which Maximum's application to make certain amendments to its Statement of Claim in its lawsuit against Western Prospector Ltd. ("Western") and Kenneth de Graaf and other defendants ("de Graaf Defendants") was denied. The amendments were sought in part to incorporate matters arising from pre trial proceedings. The trial had been rescheduled to March 25, 2008.

Western and the de Graaf Defendants submitted, among other things, to the Supreme Court, and the Supreme Court accepted, that if Maximum wished to pursue the proposed amendments, it should discontinue its current lawsuit and commence a new lawsuit.

As a result of this development, the Board of Maximum decided that, notwithstanding the delay and costs involved, it was in the best interests of its shareholders to consider starting new legal proceedings in order to ensure that the Court will be able to properly and fully adjucate on all the issues related to Maximum's claims for title to certain properties in Mongolia, and damages from Defendants. Accordingly, Western and the de Graaf Defendants were advised that Maximum will be discontinuing the current lawsuit and that it intends to commence new proceedings against them to add the matters raised in the amendments.

Maximum is in active discussions with its legal advisers on the drafting of these new claims against Western Prospector, the de Graaf Defendants and others. Maximum intends to make a further announcement when a final decision is made on new legal proceedings.

Maximum also announces it had agreed to a financing of up to $3,000,000 by private placement comprised of 13,636,364 units in the share capital of Maximum at a price of $0.22 per unit, each unit consisting of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share in the capital of the Company at a price of $0.28 per share. A finder's fees in cash and shares will be payable on the private placement. Funds raised will be used for mineral exploration, litigation purposes and general corporate matters. The private placement financing and the finder's fee are subject to acceptance for filing by the TSX Venture Exchange and customary conditions.

**BY ORDER OF THE BOARD OF DIRECTORS OF**
**MAXIMUM VENTURES INC.**

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

*The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

#82-3923

MAXIMUM
VENTURES INC.

March 14, 2008

Telephone: (604) 669-3005
Toll Free: 1 (888) 880-2288

Trading Symbol: **MVI.H**
12g3-2(b): 82-3923

---

# NEWS RELEASE

---

**Maximum Ventures Inc. (Trading Symbol: MVI.H)** has filed amended audited financial statements for the financial year ended September 30, 2007 on SEDAR amending the notes to the financial statements only with respect to authorized share capital information and stock option and warrant expiry dates. The amendments are insignificant and do not affect the overall financial position of the Company.

**BY ORDER OF THE BOARD OF DIRECTORS OF**
**MAXIMUM VENTURES INC.**

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

*The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.*

#82-3923

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

**Item 2.** **Date of Material Change**

March 2, 2008

**Item 3.** **News Release**

News Release dated March 2, 2008 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission, Market News Publishing and MarketWire.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer provides updates on its ongoing Mongolian Litigation.

The Issuer also announces it had agreed to a financing of up to $3,000,000 by private placement comprised of 13,636,364 units in the share capital of the Issuer at a price of $0.22 per unit.

**Item 5.** **Full Description of Material Change**

On February 18, 2008, the Court of Appeal denied the Issuer's application for leave to appeal the February 4, 2008 decision of the Supreme Court of British Columbia in which the Issuer's application to make certain amendments to its Statement of Claim in its lawsuit against Western Prospector Ltd. ("Western") and Kenneth de Graaf and other defendants ("de Graaf Defendants") was denied. The amendments were sought in part to incorporate matters arising from pre trial proceedings. The trial had been rescheduled to March 25, 2008.

Western and the de Graaf Defendants submitted, among other things, to the Supreme Court, and the Supreme Court accepted, that if the Issuer wished to pursue the proposed amendments, it should discontinue its current lawsuit and commence a new lawsuit.

As a result of this development, the Board of the Issuer decided that, notwithstanding the delay and costs involved, it was in the best interests of its

shareholders to consider starting new legal proceedings in order to ensure that the Court will be able to properly and fully adjucate on all the issues related to the Issuer's claims for title to certain properties in Mongolia, and damages from Defendants. Accordingly, Western and the de Graaf Defendants were advised that the Issuer will be discontinuing the current lawsuit and that it intends to commence new proceedings against them to add the matters raised in the amendments.

The Issuer is in active discussions with its legal advisers on the drafting of these new claims against Western Prospector, the de Graaf Defendants and others. The Issuer intends to make a further announcement when a final decision is made on new legal proceedings.

The Issuer also announces it had agreed to a financing of up to $3,000,000 by private placement comprised of 13,636,364 units in the share capital of the Issuer at a price of $0.22 per unit, each unit consisting of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share in the capital of the Issuer at a price of $0.28 per share. A finder's fees in cash and shares will be payable on the private placement. Funds raised will be used for mineral exploration, litigation purposes and general corporate matters. The private placement financing and the finder's fee are subject to acceptance for filing by the TSX Venture Exchange and customary conditions.

**Item 6.** **<u>Reliance on subsection 7.1(2) or (3) of National Instrument 51-102</u>**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **<u>Omitted Information</u>**

There is no omitted information.

**Item 8.** **<u>Senior Officers</u>**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 3rd day of March, 2008.

*"Georgia Knight"*
Georgia Knight, Director

#82-3923

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**
**UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102**

**Item 1.** **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

**Item 2.** **Date of Material Change**

March 14, 2008

**Item 3.** **News Release**

News Release dated March 14, 2008 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer has filed the amended audited financial statements for the period year ended September 30, 2007.

**Item 5.** **Full Description of Material Change**

The Issuer announces the filing of amended audited financial statements for the financial year ended September 30, 2007 on SEDAR amending the notes to the financial statements only with respect to authorized share capital information and stock option and warrant expiry dates. The amendments are insignificant and do not affect the overall financial position of the Issuer.

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 18th day of March, 2008.

*"Georgia Knight"*
Georgia Knight, Director

END